TRILOGY
ENERGY TRUST



H AVE. SW CALGARY, ALBERTA, T2P 3I
PHONE: (403) 290-2900 FAX: (403) 263-89

September 18, 2006


SEC MAIL PROCESSING
RECEIVED
SEP 2 6 2006
WASH. D.C. 160
SECTION

SUPPL

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

Dear Sir or Madam:

Re: Trilogy Energy Trust (the "Trust")
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34876

Pursuant to Rule 12g3-2(b) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we submit the following documents:

1. Press Release dated September 15, 2006

As required pursuant to Rule 12g3-2(b), the Trust's exemption number appears in the upper-right hand corner of each unbound page and of the first page of each bound document.

Also enclosed is a copy of this letter. Please indicate your receipt of this letter and the enclosed information by stamping such copy and returning it to the undersigned in the enclosed self-addressed, stamped envelope. Please contact the undersigned at (403) 290-2917 if you have any questions or require any additional information with respect to the enclosed.

Yours truly,
TRILOGY ENERGY TRUST
by its Administrator
Trilogy Energy Ltd.



PROCESSED
OCT 0 4 2006
THOMSON
FINANCIAL

Gail L. Yester
Assistant Corporate Secretary



GLY/kp
Enclosure

cc: M. Kohut, Trilogy Energy Ltd.

File No. 82-3487


TRILOGY
ENERGY TRUST

TRILOGY ENERGY TRUST
Calgary, Alberta


blue mountain
energy ltd

BLUE MOUNTAIN ENERGY LTD.
Calgary, Alberta



September 15, 2006

TRILOGY MAILS OFFER FOR BLUE MOUNTAIN SHARES

Trilogy Energy Trust (collectively with its affiliates "Trilogy") (TSX – TET.UN) and Blue Mountain Energy Ltd. ("Blue Mountain") (TSX – GAS) announce that Trilogy Acquisition Co. Ltd. has mailed formal offer documents to holders of outstanding common shares of Blue Mountain in connection with an offer to acquire all of the common shares of Blue Mountain for $5.50 cash per share (including any Blue Mountain shares issued on the exercise of outstanding options or warrants prior to the expiry time of the offer (the "Offer")). The Offer documents were also mailed to holders of outstanding options and warrants. The Offer will remain open for acceptance until 4:30 p.m. (Calgary time) on October 23, 2006, unless withdrawn or extended. The Offer is conditional upon, among other things, there being validly deposited under the Offer (and not withdrawn) prior to the expiry time of the Offer (and at the time Trilogy first takes up common shares of Blue Mountain deposited under the offer) not less than 66 2/3 percent of the outstanding common shares of Blue Mountain, calculated on a diluted basis, excluding common shares of Blue Mountain that may not be included as part of the minority approval required in connection with any second stage transaction that Trilogy may wish to undertake to acquire shares not deposited under the Offer.

A directors' circular setting out the recommendation of the board of directors of Blue Mountain in relation to the Offer has also been mailed to holders of common shares of Blue Mountain and to holders of Blue Mountain options and Blue Mountain warrants. The board of directors of Blue Mountain, after receiving the opinion of their financial advisor, Acumen Capital Finance Partners Limited, has determined that the Offer is fair, from a financial point of view, to the holders of common shares of Blue Mountain and has unanimously recommended that Blue Mountain shareholders accept the Offer and tender their Blue Mountain shares to the Offer.

Trilogy has retained Georgeson Shareholder Communications Canada Inc. to act as Information Agent for the Offer. Inquiries related to the Offer may be directed to the Information Agent at 1-866-390-5137.

Copies of the formal Offer and related documents (in both the English and French languages) have been filed with various securities regulatory authorities in Canada and are available on the SEDAR web site (www.SEDAR.com), under the Blue Mountain SEDAR profile.

For further information please contact:

J.H.T. (Jim) Riddell, President and Chief Executive Officer
M.G. (Mike) Kohut, Chief Financial Officer
J.B. (John) Williams, Chief Operating Officer

Trilogy Energy Trust.
4100, 350 - 7th Avenue SW
Calgary, Alberta T2P 3N9
Telephone: (403) 290-2900
Fax: (403) 263-8915

Georgeson Shareholder Communications Canada, Inc.
100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1

Toll Free: 1-800-390-5137

G. Brent Foster, Chief Operating Officer and Vice-President, Engineering
Dale T. Joynt, Chief Financial Officer
Blue Mountain Energy Ltd.
Calgary, Alberta T2P 3C4
Telephone: (403) 262-4316
Fax: (403) 263-0303


PROCESSING

THE TORONTO STOCK EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.